

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 25, 2017

<u>Via E-Mail</u>
Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada V6E 2Y3

   **Re: Uranium Energy Corp.
      Registration Statement on Form S-3
      Filed May 16, 2017
      File No. 333-218025**

Dear Mr. Adnani:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jonathan Burr at (202) 551-5833 with any questions.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel, and
              Mining

cc: Thomas J. Deutsch
   Michael Shannon
   McMillan LLP